CLEARY, GOTTLIEB, STEEN & HAMILTON

2000 PENNSYLVANIA AVENUE, N.W.
WASHINGTON, DC 20006-1801

41, AVENUE DE FRIEDLAND
75008 PARIS

RUE DE LA LOI 57
1040 BRUSSELS

CITY PLACE HOUSE
55 BASINGHALL STREET
LONDON EC2V 5EH

MAIN TOWER
NEUE MAINZER STRASSE 52
60311 FRANKFURT AM MAIN

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470
TELEPHONE
(212) 225-2000
FACSIMILE
(212) 225-3999

PIAZZA DI SPAGNA 15
00187 ROME

VIA FATEBENEFRATELLI 26
20121 MILAN

SQUARE 2/3
SCOW

A TOWER
ROAD
ING

KI BUILDING
KI 3-CHOME
YO 100-0013


03024031

June 23, 2003

File No. 82-2337

VIA HAND


RECD S.E.C.
JUN 2 3 2003
1086

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: Disclosure Materials Provided on Behalf of I.E.M. S.A. de C.V. (File No. 82-2337) Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")

Ladies and Gentlemen:

On behalf of our client, I.E.M., S.A. de C.V. (the "Company") and pursuant to the Company's obligations under Rule 12g3-2(b)(1)(i) under the Exchange Act, we are furnishing the enclosed English translation of the Company's consolidated quarterly report for the fourth quarter of 2002.

If you have any questions or require any further information, please do not hesitate to contact the undersigned or Jorge U. Juantorena of this firm at (212) 225-2000.

Please acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to our messenger.

Sincerely,

Mitchell Raab

Enclosure

cc: Lic. Alejandro Archundia
Jorge U. Juantorena

PROCESSED


JUN 3 0 2003
THOMSON
FINANCIAL

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **IEM** Quarter: **4** Year: **2002**

IEM, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT DECEMBER 31 OF 2002 AND 2001

(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REFS	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	610,437	100	752,430	100
2	**CURRENT ASSETS**	320,288	52	464,249	62
3	CASH AND SHORT-TERM INVESTMENTS	26,354	4	123,421	16
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	161,476	26	106,319	14
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	3,261	1	18,947	3
6	INVENTORIES	129,197	21	215,562	29
7	OTHER CURRENT ASSETS	0	0	0	0
8	**LONG-TERM**	0	0	0	0
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	0	0	0	0
11	OTHER	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	281,668	46	284,298	38
13	PROPERTY	376,406	62	376,528	50
14	MACHINERY AND INDUSTRIAL	396,272	65	352,551	47
15	OTHER EQUIPMENT	33,749	6	40,608	5
16	ACCUMULATED DEPRECIATION	557,426	91	521,093	69
17	CONSTRUCTION IN PROGRESS	32,667	5	35,704	5
18	**DEFERRED ASSETS (NET)**	8,481	1	3,883	1
19	**OTHER ASSETS**	0	0	0	0
20	**TOTAL LIABILITIES**	240,952	100	378,689	
21	**CURRENT LIABILITIES**	177,972	74	304,401	80
22	SUPPLIERS	37,474	16	41,992	11
23	BANK LOANS	0	0	0	0
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	40,074	17	7,552	2
26	OTHER CURRENT LIABILITIES	100,424	42	254,857	67
27	**LONG-TERM LIABILITIES**	0	0	0	0
28	BANK LOANS	0	0	0	0
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	62,980	26	74,288	20
32	**OTHER LIABILITIES**	0	0	0	0
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	369,485	100	373,741	
34	**MINORITY INTEREST**	532		586	
35	**MAJORITY INTEREST**	368,953	100	373,155	100
36	**CONTRIBUTED CAPITAL**	583,242	158	583,242	156
37	PAID-IN CAPITAL STOCK (NOMINAL)	15,688	4	15,688	4
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	567,554	154	567,554	152
39	PREMIUM ON SALES OF SHARES	0	0	0	0
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	(214,289)	(58)	(210,087)	(56)
42	RETAINED EARNINGS AND CAPITAL RESERVE	352,469	95	352,474	94
43	REPURCHASE FUND OF SHARES	0	0	0	0
44	EXCESS (SHORTFALL) IN RESTATEMENT OF HOLDERS' EQUITY	(568,786)	(154)	(569,443)	(152)
45	NET INCOME FOR THE YEAR	2,028	1	6,882	2

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **IEM** QUARTER:4 YEAR:2002

IEM, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**26,354**	**100**	**123,421**	**100**
46	CASH	6,627	25	16,548	13
47	SHORT-TERM	19,727	75	106,873	87
18	**DEFERRED ASSETS (NET)**	**8,481**	**100**	**3,883**	**100**
48	AMORTIZED OR REDEEMED	8,481	100	3,883	100
49	GOODWILL	0	0	0	0
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**177,972**	**100**	**304,401**	**100**
52	FOREING CURRENCY	87,362	49	79,581	26
53	MEXICAN PESOS LIABILITIES	90,610	51	224,820	74
24	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM	0	0	0	0
56	CURRENT MATURITIES OF	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**100,424**	**100**	**254,857**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	0	0	146,065	57
58	OTHER CURRENT LIABILITIES WITHOUT COST	100,424	100	108,792	43
27	**LONG-TERM LIABILITIES**	**0**	**100**	**0**	**100**
59	FOREING CURRENCY	0	0	0	0
60	MEXICAN PESOS	0	0	0	0
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**0**	**100**	**0**	**100**
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**62,980**	**100**	**74,288**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	55,412	88	74,288	100
67	OTHERS	7,568	12	0	0
32	**OTHER LIABILITIES**	**0**	**100**	**0**	**100**
68	RESERVES	0	0	0	0
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(568,786)**	**100**	**(569,443)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION	(568,786)	(100)	(569,443)	(100)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **IEM** QUARTER **4** YEAR **2002**
IEM, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	142,316	159,848
73	PENSIONS FUND AND SENIORITY	73,725	70,201
74	EXECUTIVES (*)	12	21
75	EMPLOYERS (*)	191	341
76	WORKERS (*)	904	963
77	CIRCULATION SHARES	32,415,713	32,415,713
78	REPURCHASED SHARES	0	0

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: IEM   QUARTER: 4   YEAR: 2002
IEM, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2002 AND 2001
(Thousands of Pesos)

JUDGED INFORMATION   **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	815,497	100	662,531	100
2	COST OF SALES	713,410	87	581,931	88
3	**GROSS INCOME**	102,087	13	80,600	12
4	OPERATING COSTS	72,809	9	61,149	9
5	**OPERATING INCOME**	29,278	4	19,451	3
6	TOTAL FINANCING COSTS	10,126	1	12,613	2
7	**INCOME AFTER FINANCING COST**	19,152	2	6,838	1
8	OTHER FINANCIAL OPERATIONS	1,372	0	(3,208)	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	17,780	2	10,046	2
10	RESERVE FOR TAXES AND WORKERS'PROFIT SHARING	15,756	2	3,191	0
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	2,024	0	6,855	1
12	SHARE IN NET INCOME OF SUBSIDIARIES NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS OPARATION**	2,024	0	6,855	1
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	2,024	0	6,855	1
16	EXTRAORDINARY ITEMS NET EXPENSES	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	2,024	0	6,855	1
19	NET INCOME OF MINORITY INTEREST	(4)		(27)	0
20	**NET INCOME OF MAJORITY INTEREST**	2,028		6,882	1

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE IEM QUARTER: 4 2002

IEM, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**815,497**	**100**	**662,531**	**100**
21	DOMESTIC	793,090	97	604,241	91
22	FOREIGN	22,407	3	58,290	9
23	TRANSLATED INTO DOLLARS	2,275	0	5,743	1
6	**TOTAL FINANCING COST**	**10,126**	**100**	**12,613**	**100**
24	INTEREST PAID	12,817	127	21,736	172
25	EXCHANGE LOSSES	18,935	187	16,145	128
26	INTEREST EARNED	5,811	57	12,642	100
27	EXCHANGE PROFITS	17,824	176	14,992	119
28	GAIN DUE TO MONETARY	2,009	20	2,366	19
8	**OTHER FINANCIAL OPERATIONS**	**1,372**	**100**	**(3,208)**	**100**
29	OTHER NET EXPENSES (INCOME)	1,372	100	(3,208)	(100)
30	(PROFIT) LOSS ON SALE OF OWN	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**15,756**	**100**	**3,191**	**100**
32	INCOME TAX	25,550	162	8,358	262
33	DEFERED INCOME TAX	(13,491)	(86)	(6,232)	(195)
34	WORKERS' PROFIT SHARING	7,429	47	1,586	50
35	DEFERED WORKERS' PROFIT	(3,732)	(24)	(521)	(16)

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: IEM
IEM, S.A. DE C.V.

QUARTER: 4 YEAR: 2002

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	851,469	652,703
37	NET INCOME OF THE YEAR	71,711	21,834
38	NET SALES (**)	815,497	662,531
39	OPERATION INCOME (**)	29,278	19,451
40	NET INCOME OF MAYORITY INTEREST(**)	2,028	6,882
41	NET CONSOLIDATED INCOME	2,024	6,855

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: IEM
IEM, S.A. DE C.V.

QUARTER: **4** YEAR: **2002**

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2002 AND 2001
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**2,024**	**6,855**
2	+(-) ITEMS ADDED TO INCOME WHICH DO REQUIRE USING CASH	20,894	22,056
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**22,918**	**28,911**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(113,589)	27,930
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**(90,671)**	**56,841**
6	CASH FLOW FROM EXTERNAL FINANCING	0	0
7	CASH FLOW FROM INTERNAL FINANCING	0	0
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**0**	**0**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(6,396)**	**(28,915)**
10	NET INCREASE (DECREASE) IN CASH AND INVESTMENTS	(97,067)	27,926
11	CASH AND SHORT-TERM INVESTMENTS AT BEGINNING OF PERIOD	123,421	95,495
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	26,354	123,421

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: IEM
IEM, S.A. DE C.V.

QUARTER: 4 2002

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**20,894**	**22,056**
13	DEPRECIATION AND AMORTIZATION FOR THE	20,890	22,029
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS AND SENIORITY PREMIUMS		0
15	+ (-) NET LOSS (PROFIT) IN MONEY		0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION		0
17	+ (-) OTHER ITEMS	4	27
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(113,589)**	**27,930**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT	(55,157)	113,859
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	86,365	(51,761)
20	+ (-) DECREASE (INCREASE) IN OTHER RECEIVABLE	(15,686)	(14,993)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER	(4,870)	(3,850)
22	+ (-) INCREASE (DECREASE) IN OTHER	(124,241)	(15,325)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**0**	**0**
23	+ SHORT-TERM BANK AND STOCK MARKET	0	0
24	+ LONG-TERM BANK AND STOCK MARKET	0	0
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**0**	**0**
30	+ (-) INCREASE (DECREASE) IN CAPITAL	0	0
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(6,396)**	**(28,915)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENT OF A PERMANENT NATURE	0	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND	(5,254)	(16,917)
36	(-) INCREASE IN CONSTRUCTIONS IN	(1,142)	(11,998)
37	+ SALE OF OTHER PERMANENT	0	0
38	+ SALE OF TANGIBLE FIXED	0	0
39	+ (-) OTHER ITEMS	0	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: IEM QUARTER: 4 2002
IEM, S.A. DE C.V.

RATIOS
CONSOLIDATED

JUDGED INFORMATION

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
	YIELD		
1	NET INCOME TO NET SALES	0.25 %	1.03 %
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	0.55 %	1.84
3	NET INCOME TO TOTAL ASSETS (**)	0.33 %	0.91 %
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00 %	0.00 %
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	(99.26) %	(34.51)
	ACTIVITY		
6	NET SALES TO NET ASSETS (**)	1.34 times	0.88 times
7	NET SALES TO FIXED ASSETS (**)	2.90 times	2.33
8	INVENTORIES ROTATION (**)	5.52 times	2.70 times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	62 days	50 days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	0.00 %	14.88 %
	LEVERAGE		
11	TOTAL LIABILITIES TO TOTAL ASSETS	39.47 %	50.33
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.65 times	1.01 times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	36.26 %	21.01
14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00 %	0.00 %
15	OPERATING INCOME TO INTEREST PAID	2.28 times	0.89 times
16	NET SALES TO TOTAL LIABILITIES (**)	3.38 times	1.75 times
	LIQUIDITY		
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.80 times	1.53 times
18	CURRENT ASSETS LESS INVENTORY TO LIABILITIES	1.07 times	0.82 times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	1.33 times	1.23 times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	14.81 %	40.55 %
	CASH FLOW		
21	CASH FLOW FROM NET INCOME TO NET SALES	2.81 %	4.36 %
22	CASH FLOW FROM CHANGES IN WORKING TO NET SALES	(13.93) %	4.22 %
23	CASH GENERATED (USED) IN OPERATING INTEREST PAID	(7.07) times	2.62 times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	0.00 %	0.00 %
25	INTERNAL FINANCING TO CASH GENERATED IN FINANCING	0.00 %	0.00 %
26	ACQUISITION OF PROPERTY, PLANT AND TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	82.15 %	58.51

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: IEM
IEM, S.A. DE C.V.

QUARTER: 4 YEAR: 2002

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

JUDGED INFORMATION

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount		QUARTER OF PREVIOUS FINANCIAL YEAR Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00		$ 0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 0.00		$ 0.00	
5	EFFECT OF DISCONTINUOUS OPERATING CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
8	CARRYING VALUE PER SHARE	$ 11.38		$ 11.51	
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00		$ 0.00	
10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	0.00	times	0.00	times
12	MARKET PRICE TO BASIC PROFIT PER SHARE (**)	0.00	times	0.00	times
13	MARKET PRICE TO BASIC PROFIT PER SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

STOCK EXCHANGE CODE: **IEM** QUARTER:4 YEAR: **2002**

IEM, S.A. DE C.V.

REPORT FROM THE DIRECTOR GENERAL (1)

(Discussion and Analysis from the Director General regarding the Financing Situation and Income of the Company's Operation)

ANNEX 1

CONSOLIDATED

Judged Information Final Print

SALES FOR 2002 WERE 815.5 MILLION PESOS, MEANING A REAL TERM ANNUAL DECREASE OF 23.1%, AGAINST THE PREVIOUS YEAR. SAID INCREASE WAS MAINLY EVIDENT IN THE TRANSFORMERS PRODUCTION LINE DUE TO RELEVANTS ORDERS OBTAINED IN THE SECOND HALF OF THE YEAR 2001 AS MENTIONED IN 2001 REPORT.

SALES PRICE LEVEL OF THE POWER TRANSFORMERS WAS SUBSTANTIALITY INFERIOR COMPARED TO LAST YEARS, MAINLY BECAUSE IN THE PAST YEARS OUR SALES RATE TO "COMISIÓN FEDERAL DE ELECTRICIDAD" USED TO BE MORE THAN 65 % AND DURING THIS YEAR DECREASED AT 7.5 %. INSTEAD OF, WE SOLD MORE THAN 40 % TO EUROPEAN COMPANIES, WINNERS OF "TURN-KEY PROJECTS".

THE YEAR'S OPERATING PROFIT WAS 29.3 MILLION PESOS, AS OF DECEMBER 2002, AND MEANT 3.6% OF SALES, AND IN THE YEAR 2001, IN PESOS OF DECEMBER 2002, THE AMOUNT WAS 19.5 MILLION AND MEANT 2.9% OF SALES, MEANING A 24.1% INCREASE IN REAL TERMS, MAINLY DUE TO AN IMPORTANT REDUCTION ON OPERATING EXPENSES IN 2002.

THE FINANCING INTEGRAL COST WAS 10.1 MILLION PESOS IN PESOS OF DECEMBER 2002, WHICH, COMPARED WITH 12.6 MILLION PESOS OF THE PREVIOUS YEAR IN PESOS OF 2002, MEANT A 19.8% DECREASE IN REAL TERMS, MAINLY CAUSED BY THE REDUCTION IN INTEREST RATES AND THE STABILITY OF THE MEXICAN PESOS, AGAINST THE U$ DOLLAR, DURING THE YEAR LONG.

-

THE COMPANY ACKNOWLEDGED THE DEFFERED INCOME TAX, REGARDING FIXED ASSETS, CONSIDERING THAT THE PERCENTAGES TO BE APPLIED IN THE ESTIMATED YEARS WILL BE DEDUCTIBLE AND/OR CUMULATIVE IN COMPLIANCE WITH THE MODIFICATION SET IN THE INCOME TAX LAW, WHERE IT IS STATED THAT FOR 2002, THE GENERAL RATE WILL CONTINUE BEING 35% AND WILL BE GRADUALLY REDUCED IN 1% A YEAR UNTIL 32% FOR THE YEAR 2005.

THE YEAR'S NET PROFIT WAS 2.0 MILLION PESOS, 70.5% LESS THAN IN THE PREVIOUS YEAR.

THE COMPANY HIRED, AS A EXTERNAL AUDITOR FIRM, DELOITTE & TOUCHE (GALAZ, YAMAZAKI, RUIZ URQUIZA, S.C.) FROM YEAR 2002 ON, IN SUBSTITUTION OF PRICE WATERHOUSE COOPERS, S.C.. THE FOREGOING AS A MEAN TO PERIODICALLY ALTERNATE THE ACCOUNTING FIRMS WICH AUDIT THE FINANCIAL STATEMENTS OF IEM S.A. DE C.V. AND SUBSIDIARY.

NO OTHER VALUES HAVE BEEN REGISTERED IN THE "RNVI"; THE JUDICIAL AND FINANCIAL INFORMATION HAS BEEN TIMELY SUBMITTED, IN COMPLIANCE WITH THE LAW.

THERE HAVE BEEN NO CHANGES, NOR MODIFICATIONS IN ANY OF THE VALUES REGISTERED IN THE "RNVI".

COMPLEMENTARY REMARKS REGARDING THE FINANCIAL SITUATION (1)

ANNEX 2 **CONSOLIDATED**
Judged Information **Final Print**

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

THE ENCLOSED FINANCIAL STATEMENTS HAVE BEEN PREPARED IN COMPLIANCE WITH THE GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN MEXICO ("PCGA"). SAID PCGA REQUIRE THE FINANCIAL STATEMENTS TO BE EXPRESSED IN CONSTANT MEXICAN PESOS ON THE LATEST DATE SUBMITTED IN THE FINANICAL STATEMENTS.

A. CASH AND CASH EQUIVALENT – THE COMPANY CONSIDERS AS CASH EQUIVALENT, ALL POSSIBLE INVESTMENTS WITH A LESS THAN THREE MONTHS MATURITY TERM. FROM THE DATE OF THE CORRESPONDING CLOSING OF SAME AND ARE EXPRESSED AT COST PRICE PLUS EARNED INTERESTS.

B. INVENTORIES – INVENTORIES ARE APPRAISED AT REPLACEMENT COST OR MARKET VALUE, WHICH EVER IS LOWER. SALES COST IS ADJUSTED ACCORDING TO RESTATED VALUE OF INVENTORIES, ACCORDING TO THE DATES OF SALES.

C. ESTATES, MACHINERY AND EQUIPMENT – ALL DOMESTIC ESTATES, MACHINERY AND EQUIPMENT ARE EXPRESSED AT RESTATED VALUE, DETERMINED ACCORDING TO THE APPLICATION TO ITS DECEMBER 1996 REPLACEMENT NET VALUE, DETERMINED BY INDEPENDENT EXPERTS, OR AT PURCHASING COST FROM FACTORS DERIVED FROM THE "INPC". ALL FOREIGN MACHINERY AND EQUIPMENT ARE APPRAISED BY MEANS OF THE SPECIFIC INDEXATION METHOD, USING THE COUNTRY OF ORIGIN'S INFLATION RATE FOR EVERY EQUIPMENT, AS WELL AS THE CURRENT EXCHANGE RATE AT BUSINESS YEAR-END.

WHATEVER THE CASE MAY BE. DEPRECIATION IS CALCULATED BY MEANS OF THE STRAIGHT LINE METHOD BASED ON USEFUL LIFE SPANS, CONSIDERING A PERCENTAGE OF DISCARDED VALUE.

D. STOCKHOLDERS INVESTMENTS – THE COMPONENTS OF THE STOCKHOLDERS INVETSMENT IS RESTATED BY MEANS OF FACTORS DERIVED FROM THE "INPC".

E. MONETARY STANDING INCOME – IT REPRESENTS THE PROFIT OR LOSS DUE TO INFLATION OVER THE MONETARY ASSETS AND LIABILITIES AND ARE INCLUDED IN THE COMPLETE FINANCIAL COST.

F. TRANSACTIONS IN FOREIGN CURRENCY – TRANSACTIONS IN FOREIGN CURRENCY ARE LOGGED ACCORDING TO THE APPLICABLE EXCHANGE RATES ON THE DATE OF THEIR REALIZATION.
THE FOREIGN CURRENCY MONETARY ASSETS AND LIABILITIES BALANCES ARE EXPRESSED IN NATIONAL CURRENCY AT THE APPLICABLE EXCHANGE RATES IN FORCE ON THE DATE OF THE BALANCE SHEET.
THE DIFFERENCES CAUSED BY FLUCTUATIONS IN THE EXCHANGE RATES BETWEEN THE REALIZATION DATES OF THE TRANSACTIONS AND THEIR SETTLE OR APPRAISAL UPON THE CLOSING OF THE BUSINESS YEAR ARE CHARGED TO THE FINANCING TOTAL COST.

G. LABOR OBLIGATIONS – BOTH THE NON-SYNDICATED PERSONNEL'S SENIORITY BONUSES AND THE RETIREMENT AND DEATH OR DISABILITY COSTS ARE HONORED DURING THE YEARS OF SERVICE OF THE PERSONNEL, ACCORDING TO ACTUARIAL CALCULATIONS.

ALL PAYMENTS BASED ON SENIORITY WORKERS MAY BE ENTITLED TO, IN CASE OF SEPARATION OR DEATH, ARE TRANSFERRED TO THE BUSINESS YEAR INCOME WHEN THEY ARE PAID.

COMPLEMENTARY REMARKS REGARDING THE FINANCIAL SITUATION (1)

H. DEFERRED TAXES – AS OF 1 JANUARY 2000, THE COMPANY ADOPTED THE SET IN THE NEW D-4 BULLETIN "ACCOUNTING TREATMENT ON INCOME, ASSETS, AND WORKERS PROFIT SHARING TAXES" ISSUED BY THE MEXICAN PUBLIC ACCOUNTANTS INSTITUTE ("IMCP"), AS A RESULT OF THE ABOVEMENTIONED, THE COMPANY CHANGED FROM THE PARTIAL PASSIVE METHOD TO THE WHOLE ASSETS AND PASSIVE ONE, WHICH DETERMINES THE DEFERRED INCOME TAX, BY APPLYING THE CORRESPONDING INCOME TAX RATE TO THE TEMPORARY DIFFERENCES BETWEEN THE ACCOUNTING FISCAL OF ASSETS AND LIABILITIES, ON THE DATE OF THE FINANCIAL STATEMENTS.

I. WHOLE EARNINGS – AS OF 1 JANUARY 2000, THE B-4 BULLETIN "WHOLE EARNINGS" WAS IN FORCE, REQUIRING THAT THE DIFFERENT CONCEPT OF THE EARNED CAPITAL (LOST) DURING THE BUSINESS YEAR, BE SHOWN IN THE STOCKHOLDERS INVESTMENT STATEMENT OF CHANGES, AS WHOLE EARNINGS, HENCE RESTRUCTURING SAME FOR THE PURPOSE OF COMPARING THE DIFFERENT ITEMS.

J. ACKNOWLEDGEMENT OF INCOME – INCOME IS ACKNOWLEDGED WHEN THE PRODUCT IS SHIPPED TO THE DIFFERENT DISTRIBUTORS AND/OR CUSTOMERS.

K. LONG TERM AND INTANGIBLE ASSETS – THE COMPANY PERIODICALLY APPRAISES THE LOSS CAUSED BY A DECREASE IN THE LONG TERM VALUE OF ASSETS. LONG TERM ASSETS ARE REVIEWED DUE TO A LOSS OF VALUE WHEN EITHER EVENTS OR CHANGES OF CIRCUMSTANCES SHOW THAT THE VALUE SHALL NOT BE RECOVERED.

BUSINESS CONCENTRATION – AN IMPORTANT PART OF THE COMPANY'S INCOME ARE GENERATED BY THE ELECTRIC POWER INDUSTRY.

PROPERTIES, PLANT AND EQUIPMENT. SEE ANNEX 4.

3.- STOCK EXCHANGE CREDITS.
THERE ARE NO STOCK EXCHANGE CREDITS AS OF 31 DECEMBER, 2002.

4.- CONTINGENT LIABILITY.
THE SUBSIDAIRY COMPANY HAS PLANS FOR THE PAYMENT OF RETIREMENT PENSIONS AND DEATH OR TOTAL DISABILITY, FOR ALL ITS NON SYNDICATED PERSONNEL, IN COMPLIANCE WITH THE FEDERAL LABOR LAW AND WITH WHAT IS STATED IN THE LABOR CONTRACTS.

PAYMENTS FOR SENIORITY PREMIUMS AS WELL AS THE PENSION PLANS ARE DETERMINED BASED ON THE EMPLOYE'S COMPENSATION ON HIS/HER RETIREMENT DATE, AND ALSO ON THE YEARS OF SERVICE.

AS OF 31 DECEMBER, 2002, THE AMOUNT FOR BENEFITS FORECASTED REGARDING COMPENSATIONS UPON THE RETIREMENT OF THE PERSONNEL, WHICH IS DETERMINED BY ACTUARIES, IS ANALYZED AS FOLLOWS:

COMPLEMENTARY REMARKS REGARDING THE FINANCIAL SITUATION (1)

	THOUSANDS OF MEXICAN PESOS
LIABILITIES FOR CURRENT BENEFITS	(81,294)
COMPLEMENTARY AMOUNT FOR BENEFITS FORECASTED	(5,661)
LIABILITIES FOR BENEFITS FORECASTED	(86,955)
MINUS	
ASSETS OF THE PLAN	73,725
TRANSITION LIABILITIES	511
VARIATIONS IN ASSUMPTIONS AND EXPERIENCE ADJUSTMENTS	14,354
NET FORECASTED ASSETS	1,635

THE FUND DETERMINED BY MEANS OF A TRUST, IN ORDER TO COMPLY WITH THE LIABILITIES CORRESPONDING TO THE PENSION PLAN AND SENIORITY PREMIUM AMOUNTS TO $ 73,725, AS OF 31 DECEMBER, 2002.

COMPLEMENTARY REMARKS REGARDING THE FINANCIAL SITUATION (1)

5.- STOCKHOLDERS EQUITY
THE RESTATEMENT EFFECTS OF THE STOCKHOLDERS' EQUITY ARE SHOWN NEXT

	2002		2001	
CAPITAL STOCK	15,688		15,688	
RESTATEMENT	567,554	583,242	567,554	583,242
LEGAL RESERVE	3,138		3,138	
RESTATEMENT	27,770	30,908	27,770	30,908
PROFIT IN PREVIOUS YEARS	243,308		236,793	
RESTATEMENT	78,253	321,561	78,919	315,712
PROFIT OF THE YEAR	1,906		6,510	
RESTATEMENT	122	2,028	372	6,882
INSUFFICIENCY IN RESTATEMENT OF CAPITAL		(568,786)		(569,443)
		368,953		373,155

6.- RESERVE FOR THE REPURCHASE OF SHARES OF STOCK.
THERE IS NO SUCH RESERVE AS OF 31 DECEMBER, 2002.

7.- INTEGRAL FINANCING COST.
INTERESTS PAID ARE NOT COMPOUNDED AND GO DIRECTLY TO INCOME, AS PART OF THE INTEGRAL FINANCING COST.

COMPLEMENTARY REMARKS REGARDING THE FINANCIAL SITUATION (1)

8.- DEFERRED TAXES.
AS OF 1 JANUARY, 2000, WHEN THE TERM OF CONTRACT BECAME EFFECTIVE, THE COMPANIES COMPLIED WITH WHAT IS STATED IN THE NEW REVISED D-4 BULLETIN, "ACCOUNTING TREATMENT OF THE INCOME TAX, THE ASSETS TAX AND THE WORKERS PROFIT SHARING", ISSUED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS.
AS A RESULT OF THE ABOVEMENTIONED, FOR THE ACKNOWLEDGEMENT OF THE DEFERRED INCOME TAX, THE COMPANY CHANGED FROM THE PARTIAL PAYABLE METHOD TO THE INTEGRAL RECEIVABLE AND PAYABLE ONE THAT CONSISTS IN DETERMINING THE DEFERRED INCOME TAX, BY MEANS OF THE APPLICATION OF THE CORRESPONDING INCOME TAX RATE, TO THE DIFFERENCES BETWEEN THE ACCOUNTING AND FISCAL VALUE OF THE ACCOUNTS RECEIVABLE AND PAYABLE – TEMPORARY DIFFERENCES – ON THE DATE OF THE FINANCIAL STATEMENTS. IN COMPLIANCE WITH THE BULLETIN, THE ACCUMULATED EFFECT AS OF 1 JANUARY, 2000, WAS DIRECTLY APPLIED TO THE STOCKHOLDERS' EQUITY.

AS OF 31 DECEMBER, 2002, THE MAIN TEMPORARY DIFFERENCES WHERE THE DEFERRED INCOME TAX IS ACKNOWLEDGED, ARE ANALYZED AS FOLLOWS:

INVENTORIES	$ 47,456
REAL ESTATE, PLANT AND EQUIPMENT – NET	153,130
ADVANCES TO CUSTOMERS	(67,628)
RESERVES AND OTHERS	10,827
FISCAL LOSS FOR THE PERIOD	
	143,785
INCOME TAX RATE	34%
DEFERRED INCOME TAX PAYABLE	48,887
DEFERRED PROFIT SHARING PAYABLE	0
DIFERENTIAL RATES EFECT	(4,484)
TOTAL DEFERRED TAXES PAYABLE	$ 44,403

9.- EXTRAORDINARY ENTRIES.
THERE ARE NO EXTRAORDINARY ENTRIES, AS OF 31 DECEMBER, 2002.

10.- DISCONTINUED OPERATIONS
AS OF 31 DECEMBER, 2002, NO SEGMENT OF THE BUSINESS, NEITHER GEOGRAPHIC NOR DUE TO ACTIVITIES HAS BEEN SOLD OR ABANDONED.

11.- EFFECT AT THE BEGINNING OF THE YEAR DUE TO CHANGES IN ACCOUNTING PRINCIPLES.
THERE HAS BEEN NONE, AS OF 31 DECEMBER, 2002.

12.- NET MONTHLY INCOME (HISTORICAL AND CURRENT)

MONTH		NAI	NMI	INDEX	INDEX	NMIC
JANUARY	02	(910)	(910)	371.451	354.662	(952)
FEBRUARY		(3,902)	(2,992)	371.451	354.434	(3,136)
MARCH		525	4,227	371.451	356.247	4,616
APRIL		(3,343)	(3,868)	371.451	358.193	(4,011)
MAY		1,171	4,514	371.451	358.919	4,672
JUNE		2,589	1,417	371.451	360.669	1,4759
JULY		2,750	162	371.451	361.705	166
AUGUST		3,299	549	371.451	363.079	562
SEPTEMBER		5,157	1,857	371.451	365.263	1,888
OCTOBER		7,420	2,263	371.451	366.875	2,291
NOVEMBER		4,140	(3,279)	371.451	369.842	(3,293)
DECEMBER		1,906	(2,234)	371.451	371.451	(2,234)

13.- FINANCIAL POSITION STATUS, WITHOUT CONSOLIDATING OTHER CONCEPTS.
SINCE THE COMPANY HOLDS STOCK, IT LACKS A FUND CAPTION FOR PENSIONS OR SENIORITY PREMIUM.

14.- INTERESTS PAID IN CONSOLIDATED INCOME STATEMENTS.
ALL INTERESTS PAID CORRESPOND TO LOANS WITH GRUPO CONDUMEX, AND HENCE ARE NOT BANKING CREDITS NOR STOCK EXCHANGE TRANSACTIONS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **IEM** QUARTER: **4** YEAR: **2002**
IEM, S.A. DE C.V.

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

JUDGED INFORMATION **CONSOLIDATED**
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				\CQUISITIOI COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 INDUSTRIAS IEM, S.A. DE C.V.	MANUFACTURA	134,499,908	99.91	134,385	288,768
TOTAL INVESTMENT IN SUBSIDIARIES				**134,385**	**288,768**
OTHER PERMANENT INVESTMENTS					**0**
TOTAL					**288,768**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODIIEM
IEM, S.A. DE C.V.

QUARTER: 4 YEAR: 2002

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

JUDGED INFORMATION

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (-) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	3,047	240	2,807	283,060	258,757	27,110
MACHINERY	104,833	41,928	62,905	291,439	234,753	119,591
TRANSPORT EQUIPMENT	4,150	1,076	3,074	3,026	3,342	2,758
OFFICE EQUIPMENT	589	350	239	2,680	1,628	1,291
COMPUTER EQUIPMENT	17,065	10,840	6,225	6,239	4,512	7,952
OTHER	0	0	0	0	0	0
DEPRECIABLES TOTAL	**129,684**	**54,434**	**75,250**	**586,444**	**502,992**	**158,702**
NOT DEPRECIATION ASSETS						
GROUNDS	467	0	467	89,832	0	90,299
CONSTRUCTIONS IN PROCESS	32,667	0	32,667	0	0	32,667
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**33,134**	**0**	**33,134**	**89,832**	**0**	**122,966**
TOTAL	**162,818**	**54,434**	**108,384**	**676,276**	**502,992**	**281,668**

NOTES

STOCK EXCHANGE CODE: IEM
IEM, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: 4 YEAR: 2002

JUDGED INFORMATION

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits In Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits In Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS																
PROVEEDORES																
VARIOS			27,891	0	0	9,583	0	0	0	0	0	0	0	0	0	0
TOTAL SUPPLIERS			27,891	0	0	9,583	0	0	0	0	0	0	0	0	0	0
VARIOS			22,645	0	0	77,779	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			22,645	0	0	77,779	0	0	0	0	0	0	0	0	0	0
			50,536	0	0	87,362	0	0	0	0	0	0	0	0	0	0

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **IEM** QUARTER: **4** YEAR: **2002**
IEM, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6 **CONSOLIDATED**
JUDGED INFORMATION **Final Printing**

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	2,275	21,608	0	0	21,608
OTHER	0	0	0	0	0
TOTAL	**2,275**	**21,608**			**21,608**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	11,010	109,326	1,670	16,316	125,642
INVESTMENTS	1,200	12,120	0	0	12,120
OTHER	142	1,398	0	0	1,398
TOTAL	**12,352**	**122,844**	**1,670**	**16,316**	**139,160**
NET BALANCE	**(10,077)**	**(101,236)**	**(1,670)**	**(16,316)**	**(117,552)**
FOREING MONETARY POSITION					
TOTAL ASSETS	**747**	**7,710**	**0**	**0**	**7,710**
LIABILITIES POSITION	**4,995**	**51,512**	**34**	**352**	**51,864**
SHORT TERM LIABILITIES POSITION	4,995	51,512	34	352	51,864
LONG TERM LIABILITIES POSITION	0	0	0	0	0
NET BALANCE	**(4,248)**	**(43,802)**	**(34)**	**(352)**	**(44,154)**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **IEM**
IEM, S.A. DE C.V.

QUARTER: **4** YEAR: **2002**

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

JUDGED INFORMATION

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	238,949	220,510	18,439	0.92	(170)
FEBRUARY	248,536	221,320	27,216	0.06	17
MARCH	245,236	232,192	13,044	0.51	(67)
APRIL	298,149	267,229	30,920	0.55	(170)
MAY	264,749	248,621	16,128	0.20	(32)
JUNE	293,121	262,148	30,973	0.49	(152)
JULY	268,394	229,208	39,187	0.29	(114)
AUGUST	276,536	253,922	22,614	0.38	(85)
SEPTEMBER	284,426	272,658	11,768	0.60	(71)
OCTOBER	172,023	133,724	38,299	0.44	(168)
NOVEMBER	180,151	140,248	39,903	0.81	(323)
DECEMBER	189,479	128,659	60,820	0.44	(268)
ACTUALIZATION:	0	0	0	0.00	(406)
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					**(2,009)**

NOTES

STOCK EXCHANGE CODE: IEM
IEM, S.A. DE C.V.

QUARTER: 4 YEAR: 2002

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

JUDGED INFORMATION

CONSOLIDATED
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
NOT APPLICABLE

ACTUAL SITUATION OF FINANCIAL LIMITED
NOT APPLICABLE

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

(2)

STOCK EXCHANGE CODE: **IEM** QUARTER: **4** YEAR: **2002**
IEM, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Final Printing

JUDGED INFORMATION

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
INDUSTRIAS IEM, S.A. DE C.V.	MANUFACTURING, TRANSFORMERS, MOTORS AND SAFETY EQUIPMENT	100	50

NOTES

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: **IEM** QUARTER: **4** YEAR: **2002**

IEM, S.A. DE C.V.

MAIN RAW MATERIALS

ANNEX 10 **CONSOLIDATED**

JUDGED INFORMATION **Final Printing**

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
COPPER	NAL CONDUC ELECTRIC				5.92
STEEL	SERVILAMINAS SUMMIT				11.90
OIL	INGENIERIA SALAS				1.20
FOUNDRY	FUNDIDO METALES INDL				1.08
INSULATION	EHV WEIDMAN				3.94
OTHERS	VARIOS				9.01
		ACERO ELEC Y COMP	CONDUMEX INC	NO	19.01

NOTES

STOCK EXCHANGE CODE: **IEM**
IEM, S.A. DE C.V.

QUARTER: **4** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

JUDGED INFORMATION

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
PRODUCTOS ELECTRICO	172	660,648 0 0 0 0	196 0 0 0 0	793,090	31.36	IEM	CFE,CLYF ELECNOR, NACEL SELMEC, SIEMENS ABENGOA ALSTOM
TOTAL		660,648		793,090			

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **IEM**
IEM, S.A. DE C.V.

QUARTER: **4** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

CONSOLIDATED
Final Printing

JUDGED INFORMATION

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
PRODUCTOS ELECTRICO		0 0 0	2 0 0	22,407	USA	IEM	GENERAL ELECTRIC ROSEN, MARATHON NEMSCO,ROGERS
TOTAL				22,407			

NOTES

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **2002** — 231,926

Number of shares Outstanding at the Date of the NFEA: (Units) — 32,415,713

☐ ARE THE FIGURES FISCALLY AUDITED? ☐ ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF DICIEMBRE OF 2002

FISCAL EARNINGS	71,711
- DETERMINED INCOME	25,099
+ DEDUCTED WORKER'S PROF	0
- DETERMINED WORKER	0
- DETERMINED RFE	46,612
- NON DEDUCTABLES	2,823
NFE OF PERIOD :	43,789

BALANCE OF THE NFEA AT THE END OF THE PERIOD
(Present year Information)

NFEA BALANCE TO 31 OF DICIEMBRE OF 2002 — 275,715

Number of shares Outstanding at the Date of the NFEA: (Units) — 32,415,713

ANNEX 12
CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

MODIFICATION BY COMPLENTARY	
NFEA BALANCE TO DECEMBER 31st OF : **2002**	0
Number of shares Outstanding at the Date of the NFEA : (Units)	0

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **2002** — 160,130

Number of Shares Outstanding at the Date of the NFEAR: (Units) — 32,415,713

[X] ARE FIGURES FISCALLY AUDITED?

[ ] ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF ENERO OF

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **31** OF DICIEMBRE OF 2001 — 169,134

Number of shares Outstanding at the Date of the NFEAR (Units) — 32,415,713

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: IEM
IEM, S.A. DE C.V.

QUARTER: 4 YEAR: 2002

CONSOLIDATED
Final Printing

JUDGED INFORMATION

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A		0	2,550,000	13,982,014	16,532,014		1,274	6,726
B		0	2,450,000	13,433,699		15,883,699	1,226	6,462
TOTAL			5,000,000	27,415,713	16,532,014	15,883,699	2,500	13,188

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION :
32,415,713
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **IEM** QUARTER: 4 YEAR: 2002
IEM, S.A. DE C.V.

CONSOLIDATED
Final Printing

JUDGED INFORMATION

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK CORRESPONDING TO THE PERIOD FROM **1 OF JANUARY TO 31 OF DECEMBER OF 2002** AND **2001** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR OF THE PREVIOUS YEAR.



ING. ARMANDO RIMOLDI RENTERIA
DIRECTOR GENERAL

C.P. FERNANDO RAFAEL AGUADO GUTIERREZ
CONTRALOR GENERAL

TLALNEPANTLA, MEX, AT MAY 2 OF 2003

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
(MEXICAN STOCK EXCHANGE)
SIFIC / ICS

STOCK EXCHANGE CODE: **IEM** DATE: 02/**05/2003** 16:23

GENERAL DATA OF ISSUER

FIRM NAME	IEM, S.A. DE C.V.
ADDRESS:	VÍA GUSTAVO BAZ Nº 340
	COLONIA BARRIENTOS
ZIP CODE:	54010
	TLANEPANTLA, ESTADO DE MÉXICO
TELEPHONE:	57 29 97 00
FAX:	53 10 00 25
E-MAIL:	
WEB SITE:	

AUTOMATIC: X

FISCAL DATA OF ISSUER

COMPANY "RFC"	IEM8312144U6
ADDRESS:	VÍA GUSTAVO BAZ Nº 340
	COLONIA BARRIENTOS
ZIP CODE:	54010
	TLANEPANTLA, ESTADO DE MÉXICO

PERSON IN CHARGE OF PAYMENT

NAME:	MR. FERNANDO RAFAEL AGUADO GUTIERREZ. CPA
ADDRESS:	VÍA GUSTAVO BAZ Nº 340
	COLONIA BARRIENTOS
ZIP CODE:	54010
CITY AND STATE:	TLANEPANTLA, ESTADO DE MÉXICO
TELEPHONE:	57 29 97 00
FAX:	53 10 00 25
E-MAIL:	**raguado@condumex.com.mx**

DATA OF OFFICERS

MSM POSITION:	CHAIRMAN OF THE BOARD
POSITION:	CHAIRMAN OF THE BOARD
NAME:	MR. ARMANDO RIMOLDI RENTERÍA
ADDRESS:	**VÍA GUSTAVO BAZ No 340**
	COLONIA BARRIENTOS
ZIP CODE:	54010
	TLALNEPANTLA, ESTADO DE MÉXICO
TELEPHONE:	57 29 97 00
FAX:	53 10 00 25
E-MAIL:	**diropese@condumex.com.mx**

MSM POSITION:	GENERAL DIRECTOR
POSITION:	CHAIRMAN OF THE BOARD
NAME:	MR. ARMANDO RIMOLDI RENTERÍA
ADDRESS:	**VÍA GUSTAVO BAZ No 340**
	COLONIA BARRIENTOS
ZIP CODE:	54010
	TLALNEPANTLA, ESTADO DE MÉXICO
TELEPHONE:	57 29 97 00
FAX:	53 10 00 25
E-MAIL:	**diropese@condumex.com.mx**

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
(MEXICAN STOCK EXCHANGE)
SIFIC / ICS

STOCK EXCHANGE CODE: **IEM** DATE: 02/**05/2003** 16:23

MSM POSITION: **PERSON IN CHARGE OF SENDING QUARTERLY FINANCIAL INFORMATION**
POSITION: **COMPTROLLER GENERAL**
NAME: **MR.** FERNANDO RAFAEL AGUADO GUTIERREZ. CPA
ADDRESS: VÍA GUSTAVO BAZ Nº 340
COLONIA BARRIENTOS
ZIP CODE: 54010
CITY AND STATE: TLANEPANTLA, ESTADO DE MÉXICO
TELEPHONE: 57 29 97 00
FAX: 53 10 00 25
E-MAIL: **raguado@condumex.com.mx**

MSM POSITION: **SECOND PERSON IN CHARGE OF SENDING QUARTERLY FINANCIAL INFORMATION**
POSITION: **IEM ACCOUNTANT**
NAME: MRS. ALEJANDRA ROQUE VAZQUEZ CPA
ADDRESS: VÍA GUSTAVO BAZ Nº 340
COLONIA BARRIENTOS
ZIP CODE: 54010
CITY AND STATE: TLANEPANTLA, ESTADO DE MÉXICO
TELEPHONE: 57 29 97 00
FAX: 53 10 00 25
E-MAIL

MSM POSITION: **HEAD OF THE LEGAL DEPARTMENT**
POSITION: **LEGAL GENERAL MANAGER**
NAME: MR. JOSE RAMON NEVAREZ JACQUES
ADDRESS: MIGUEL DE CERVANTES SAAVEDRA Nº 255
COLONIA AMPLIACIÓN GRANADA
ZIP CODE: 11520
MÉXICO, D.F.
TELEPHONE: 52 50 50 77
FAX: 53 28 58 91
E-MAIL: **jrnevarez@condumex.com.mx**

MSM POSITION: **SECRETARY OF THE BOARD OF DIRECTORS**
POSITION: **SECRETARY OF THE BOARD OF DIRECTORS**
NAME: MR. ALEJANDRO ARCHUNDIA BECERRA
ADDRESS: MIGUEL DE CERVANTES SAAVEDRA Nº 255
COLONIA AMPLIACIÓN GRANADA
ZIP CODE: 11520
MÉXICO, D.F.
TELEPHONE: 52 50 50 77
FAX: 52 55 16 86
E-MAIL: aarchunida@**condumex.com.mx**

MSM POSITION: **CLEARED TO FORWARD INFORMATION VIA EMISNET**
POSITION: **COMPTROLLER GENERAL**
NAME: MR. FERNANDO RAFAEL AGUADO GUTIERREZ. CPA
ADDRESS: VÍA GUSTAVO BAZ Nº 340
COLONIA: BARRIENTOS
ZIP CODE: 54010
CITY AND STATE: TLANEPANTLA, ESTADO DE MÉXICO

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
(MEXICAN STOCK EXCHANGE)
SIFIC / ICS

STOCK EXCHANGE CODE: **IEM** DATE: 02/**05/2003** 16:23

TELEPHONE: 57 29 97 00
FAX: 53 10 00 25
E-MAIL: **raguado@condumex.com.mx**

MSM POSITION: **CLEARED TO FORWARD RELEVANT EVENTS VIA EMISNET**
POSITION: **COMPTROLLER GENERAL**
NAME: MR. FERNANDO RAFAEL AGUADO GUTIERREZ. CPA
ADDRESS: VÍA GUSTAVO BAZ Nº 340
COLONIA: BARRIENTOS
ZIP CODE: 54010
CITY AND STATE: TLANEPANTLA, ESTADO DE MÉXICO
TELEPHONE: 57 29 97 00
FAX: 53 10 00 25
E-MAIL: **raguado@condumex.com.mx**